Brookwood Securities Partners, LLC

Statements of Financial Condition
December 31, 2016 and 2015

Brookwood Securities Partners, LLC

Statements of Financial Condition
December 31, 2016 and 2015

Brookwood Securities Partners, LLC

Contents

Report of Independent Registered Public Accounting Firm   3

Statements of Financial Condition   4

Notes to Statements of Financial Condition   5-7



Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

Two International Place
Boston, MA 02110-1745

Report of Independent Registered Public Accounting Firm

Brookwood Financial Partners, LLC, the Sole Member of
Brookwood Securities Partners, LLC
Beverly, Massachusetts

We have audited the accompanying statement of financial condition of Brookwood Securities Partners, LLC as of December 31, 2016 and 2015. These financial statements are the responsibility of Brookwood Securities Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above presents fairly, in all material respects, the financial position of Brookwood Securities Partners, LLC at December 31, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 24, 2017

Boston, Massachusetts

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Brookwood Securities Partners, LLC

Statements of Financial Condition

December 31,		2016		2015
Assets				
Cash and Cash Equivalents	$	390,142	$	333,106
Due from Affiliates		42,065		566,021
Prepaid Expenses and Other Assets		28,937		30,629
Total Assets	$	461,144	$	929,756
Liabilities and Member's Equity				
Commissions Payable	$	115,552	$	162,906
Due to Affiliate		1,864		47,470
Accrued Bonus		40,000		50,000
Accounts Payable and Accrued Expenses		76,550		67,757
Total Liabilities		233,966		328,133
Member's Equity		227,178		601,623
Total Liabilities and Member's Equity	$	461,144	$	929,756

See accompanying notes to statements of financial condition.

1. Organization

Brookwood Securities Partners, LLC (the "Company") was first formed as a limited partnership (Brookwood Securities Partners, L.P.) organized under the laws of the State of Delaware for the purpose of serving as a broker-dealer in the sale of ownership interests in direct participation programs (the "Programs") in accordance with paragraph (a)(2)(vi) of SEC Rule 15c3-1. The Company was organized on September 23, 1993, and commenced operations on April 14, 1994, upon receipt of its operating license from the Financial Industry Regulatory Authority, Inc. The Programs are managed by affiliates of the Company.

In December 2010, the limited partnership was converted to a limited liability company. Brookwood Financial Partners, LLC, the former sole limited partner and 99% interest holder in the partnership structure, became the sole member of the Company.

2. Summary of Significant Accounting Policies

Financial Reporting and Use of Estimates

The financial statements of the Company have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, money market funds and short term cash investments with a maturity, at date of purchase, of three months or less are considered to be cash equivalents.

It is the Company's policy to place its cash and cash equivalents in high quality financial institutions. At times these deposits may exceed federally insured limits. The Company does not believe significant credit risk exists with respect to these institutions.

New Accounting Standard Not Yet Adopted

Presentation of Financial Statements – Going Concern

In August 2014, the FASB issued ASU No. 2014-15, *Presentation of Financial Statements – Going Concern*, which defines when and how companies are required to disclose going concern uncertainties, which must be evaluated each annual period. Specifically, it requires management to determine whether substantial doubt exists regarding the entity's going concern presumption. The new guidance is effective for the Company's fiscal year ending December 31, 2017 on a prospective basis. Early adoption is permitted. The Company has not yet adopted the standard and does not expect any significant impact on its financial statements.

3. Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital ratio shall not exceed 15 to 1 of aggregate indebtedness. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2016, the Company had $192,116 of net capital, which was $176,518 in excess of required net capital. At December 31, 2015, the Company had $60,985 of net capital, which was $39,109 in excess of required net capital. The Company's aggregate indebtedness to net capital ratio was 1.22 to 1 as of December 31, 2016 and 5.38 to 1 as of December 31, 2015. The Company is exempt under provision (k)(2)(i) of the Securities Exchange Act of 1934 Rule 15c3-3 from the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements."

Reconciliation of member's equity to net capital under SEC Rule 15c3-1 is as follows:

December 31,	2016	2015
Member's equity qualified for net capital	$ 227,178	$ 601,623
Less non-allowable assets	35,062	540,638
Net capital under SEC Rule 15c3-1	$ 192,116	$ 60,985

4. Transactions with Affiliates

The Company has entered into an expense agreement with its member, Brookwood Financial Partners, LLC, to provide office space and support functions to the Company at no cost. Under the terms of the agreement, any expenses directly relating to the Company's brokerage activities are paid by the Company. As of December 31, 2016 and 2015, $1,864 and $45,996, respectively, were reimbursable to Brookwood Financial Partners, LLC for expenses relating to the Company's brokerage activities. In 2015, an affiliate paid $1,474 in Company shipping charges and is included in due to affiliates.

The Company acts as placement agent for Programs sponsored by its sole member, Brookwood Financial Partners, LLC. During 2016 and 2015, the Company recognized commission income of $1,018,640 and $2,216,500, respectively from these Programs. As of December 31, 2016 and 2015, respectively, commission income of $35,940 and $357,000 was due from one of these Program affiliates and is included in due from affiliates on the statement of financial condition. The Company earned fee income of $374,825 in 2016 and $454,555 in 2015 by acting as placement agent for affiliates raising funds from institutional clients. As of December 31, 2016 and 2015 $6,125 and $209,021, respectively, was unpaid and is included in due from affiliates. All of this outstanding receivable is due from Brookwood Financial Partners LLC.

5. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

6. Fair Value

The Company follows the provisions of ASC Topic 820, *Fair Value Measurement*, which defines fair value and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs, requiring that inputs that are most observable be used when available. Observable inputs are inputs that market participants operating within the same marketplace as the Company would use in pricing its assets and liabilities based on independently derived and observable market data. Unobservable inputs are inputs that cannot be sourced from a broad active market in which assets or liabilities identical or similar to those held by the Company. The Company estimates the price of any assets for which there are only unobservable inputs by using assumptions that market participants, having investments in the same or similar assets, would use for such assets based on best information available in the circumstances. Pursuant to ASC Topic 820, the input hierarchy is broken down into three levels based on the degree to which the input is observable as follows:

Level 1 - Valuation based on quoted market prices in active markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail any judgment. Examples include equity that is actively traded on a major exchange and mutual funds.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data at the measurement date. Most debt securities, preferred stocks, certain equity securities, short-term investments and derivatives are model priced using observable inputs and are classified with Level 2.

Level 3 - Valuation based on inputs that are unobservable and reflect management's best estimate of what market participants would use as fair value. Examples include investments in limited partnerships, limited liability investment companies and private equity investments.

The following tables show, by level within the fair value hierarchy, the Company's financial assets that are reported at fair value on a recurring basis as of December 31, 2016 and 2015. The financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the asset or liability's placement within the fair value hierarchy levels.

Fair Value at December 31, 2016	Level 1
Money market funds	$ 82,497

Fair Value at December 31, 2015	Level 1
Money market funds	$ 82,480

7. Subsequent Events

The Company evaluated all events and transactions that occurred after December 31, 2016 through the date the financial statements were issued and noted no material subsequent events requiring disclosure.